Exhibit 99.1

NEW GOLD ANNOUNCES RESULTS OF VOTE FOR ELECTION OF BOARD OF DIRECTORS

TORONTO, May 7, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual and Special Meeting of Shareholders (the "Meeting") held on May 6, 2025, as set out below.

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Patrick Godin	428,081,129	99.70%	1,303,979	0.30%
Sophie Bergeron	427,630,255	99.59%	1,754,853	0.41%
Ross Bhappu	427,911,430	99.66%	1,473,678	0.34%
Nicholas Chirekos	394,885,856	91.97%	34,499,252	8.03%
Gillian Davidson	426,373,176	99.30%	3,011,932	0.70%
Thomas McCulley	427,919,939	99.66%	1,465,169	0.34%
Christian Milau	424,822,124	98.94%	4,562,984	1.06%
Richard O'Brien	405,488,179	94.43%	23,896,929	5.57%
Marilyn Schonberner	426,184,735	99.25%	3,200,373	0.75%

Say on Pay Advisory Vote

Votes For	Votes Against	% For	% Against
405,189,666	24,195,443	94.37%	5.63%

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR+ at www.sedarplus.com on May 7, 2025.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 07-MAY-25